FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

Wavecom Announces Third Quarter 2004 Results

Issy-les-Moulineaux, France – October 27, 2004 – Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché Euronext: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial and mobile professional applications, today announced financial results for its third quarter ended September 30, 2004.

The company announced on September 9, 2004 that it would exit the handset business and focus on accelerating growth in its vertical applications markets business.

Ron Black, chief executive officer commented, “We have already realized positive results following our decision to concentrate our business focus on the vertical applications markets.  Through tighter operating controls, we  significantly slowed our cash burn in the third quarter and began to reduce inventories.”   Black continued, “With our sales teams and network of value-added distributors singularly focused on generating revenues in automotive, industrial and mobile professional applications, we are making progress to meet our previously-stated goal of returning the company to breakeven within the second half of 2005.”

Third Quarter 2004 Financial Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP).  Condensed consolidated financial tables are provided at the end of this release. It should be noted that following the company’s announcement to exit the telephone handset market in September, 2004 the scope of the company’s business changed thus making comparisons to the same period the previous year not meaningful.

Revenues:  Total third quarter revenues were €36.4 million declining 7% from the previous quarter.  Foreign currencies(1) had no meaningful impact on revenues as compared to the preceding quarter.  Revenues for vertical applications (90% of total) remained flat compared to last quarter due mainly to the seasonally slow sales period during the month of August, particularly in Europe. The major cause for the quarterly revenue decline came from the handset business (10% of total) which decreased 41% from the previous quarter.  Sales generated from wireless Personal Digital Assistant (PDA) applications, formerly part of the Personal Communication Device PCD business, have been reported as part of the vertical applications market. The customer portfolio remained balanced with no single customer representing more than 14% of total revenues in the third quarter. The top ten customers combined represented 72% of revenues, nine of which were in the vertical applications market.

Backlog:  Backlog as of September 30, 2004 stood at €40 million, flat compared to June 30, 2004.  Future orders for vertical applications, including wireless PDAs make up 84% of this backlog.

Gross Margin:  Total gross margin was 20% compared to 25% in the previous quarter.  The product gross margin was 25% of revenues in the third quarter 2004, below the 30% last quarter.  This decline was due mainly to the decision to write-off approximately €4 million related to the excess inventories of products that have reached end-of-life, most of which were destined for the handset market.

(1) Calculation is based on the following weighted average rates, applied to sales denominated in U.S. dollars, for the period April 1, 2004 to June 30, 2004 (1 euro =$ 1.2067) and July 1, 2004 to September 30, 2004 (1 euro = $1.2195)

Operating results:  Total operating expenses for the third quarter were €25.7 million, which included a €5.2 million charge for the restructuring plan announced on January 23, 2004.  Total charges relating to this and an earlier restructuring plan were approximately €11.4 million as of September 30, 2004.  A further restructuring plan was announced on September 9, 2004, related to the company’s decision to exit the handset business.  Most of the charges related to this restructuring plan will be taken in the fourth quarter of 2004.  Expenses associated with R&D declined in the third quarter 2004 compared to the second quarter due mainly to headcount and other related cost reductions.  G&A also declined as compared to an unusually high second quarter 2004 which was related to an additional provision that was taken for excess office space as well as a non income tax assessment. The company posted an operating loss for the third quarter 2004 of €18.4 million as compared to €26.4 million the previous quarter.

Cash: Wavecom’s cash position was €55 million at September 30, 2004, a decrease of €5.2 million from €60.2 million at June 30, 2004.  The company was able to limit the decline in its cash reserves as a result of improved operating performance, particularly in accounts receivable and inventory management.

Business news:

•                  Wavecom announced that the WISMO Pac P5186 was chosen by HP for use in its pocket PC-based PDA.  The HP iPAQ h6315 is the first wireless PDA targeting mobile professionals that integrates WAN, Wi-Fi 802.11 and Bluetooth technologies.  This product is currently available in the U.S.

•                  With the addition of the certification on the Sprint network in the U.S., Wavecom technology is now certified on the major U.S. wireless networks for both GSM/GPRS and CDMA.  With these certifications, the U.S. market is now fully open to our customers for developing a multitude of M2M and automotive applications with nationwide access.

•                  Wavecom also announced its partnership with Plextek, a global design house specialized in the development of wireless products for machine-to-machine applications.  Plextek has been certified by Wavecom in the use of its technology. Through joint development Plextek and Wavecom will be able to provide a broader range of products and design services to customers for both organizations.

Conference Call and Presentation to the Paris Financial Community:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call commenting on its third quarter 2004 results.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).  This conference call will be followed at 5:30 pm by a presentation to the financial community in Paris.

Wavecom will announce its fourth quarter 2004 results on February 10, 2005 at 7:30 a.m. Paris time to be followed in the afternoon by a conference call hosted by management commenting on the results.

Ordinary and Extraordinary General Shareholders’ Meeting:

An ordinary and extraordinary General Shareholders’ meeting has been scheduled for November 16,  2004.  For more information about this meeting, please contact Lisa Ann Sanders, Director of Investor Relations at +33 1 46 29 41 81 or via e-mail at: lisaann.sanders@wavecom.com

About Wavecom

Wavecom is a leading worldwide leader in pre-packaged wireless communication solutions for automotive, industrial and mobile professional applications. Wavecom’s solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Nouveau Marché) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

For further information please contact:

Lisa Ann Sanders	John D. Lovallo
Investor Relations Director	Ogilvy Public Relations Worldwide
Tel. +33 1 46 29 41 81	Tel. : +1 (212) 880-5216
lisaann.sanders@wavecom.com	john.lovallo@ogilvypr.com

This press release may contain forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

-Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30, 2003	June 30, 2004	September 30, 2004
	Euro	Euro	Euro
Revenues :
Product sales	56,946	38,559	36,235
Technology development and other services	476	395	184
	57,422	38,954	36,419
Cost of revenues :
Product sales	38,496	26,956	27,264
Technology development and other services	716	2,221	1,825
	39,212	29,177	29,089
Gross profit	18,210	9,777	7,330
Operating expenses :
Research and development	15,569	14,352	10,187
Sales and marketing	4,704	4,274	4,108
General and administrative	10,694	10,573	6,266
Impairment of intangible assets		1,768
Restructuring costs	—	5,170	5,182
Total operating expenses	30,967	36,137	25,743
Operating loss	(12,757)	(26,360)	(18,413)
Interest income and other financial income, net	714	696	174
Foreign exchange gain (loss), net	1,231	218	389
Total financial income	1,945	914	563
Loss before minority interests and income taxes	(10,812)	(25,446)	(17,850)
Minority interests	(93)	—	—
Loss before income taxes	(10,719)	(25,446)	(17,850)
Income tax expense (benefit)	(245)	(145)	309
Net loss	(10,474)	(25,301)	(18,159)

Basic net loss per share	(0.69)	(1.65)	(1.18)
Diluted net loss per share	(0.69)	(1.65)	(1.18)

Number of shares used for computing :
• basic net loss per share	15,075,139	15,342,435	15,342,435
• diluted net loss per share	15,075,139	15,342,435	15,342,435

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2003	2004
	Euro	Euro
Revenues :
Product sales	213,196	113,092
Technology development and other services	2,151	1,017
	215,347	114,109
Cost of revenues
Product sales	139,731	84,315
Technology development and other services	2,619	5,490
	142,350	89,805
Gross profit	72,997	24,304
Operating expenses :
Research and development	48,769	38,641
Sales and marketing	22,624	11,721
General and administrative	28,943	23,157
Restructuring costs	—	11,431
Impairment of intangible assets	—	1,768
Amortization of deferred stock-based compensation	205	—
Total operating expenses	100,541	86,718
Operating loss	(27,544)	(62,414)
Interest income and other financial income, net	2,260	1,349
Foreign exchange gain (loss), net	63	2,846
Total financial income	2,323	4,195
Loss before minority interests and income taxes	(25,221)	(58,219)
Minority interests	(38)	—
Loss before income taxes	(25,183)	(58,219)
Income tax expense (benefit)	(4,085)	47
Net loss	(21,098)	(58,266)

Basic net loss per share	(1.40)	(3.81)
Diluted net loss per share	(1.40)	(3.81)

Number of shares used for computing :
• basic net loss per share	15,070,281	15,309,144
• diluted net loss per share	15,070,281	15,309,144

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2003	At September 30, 2004
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	110,705	54,998
Accounts receivable, net	44,622	27,827
Inventory, net	33,809	25,926
Value added tax recoverable	2,235	2,238
Prepaid expenses and other current assets	11,442	5,715
Recoverable estimated tax payments	7,670	—
Total current assets	210,483	116,704

Property and equipment, net	27,862	18,839
Long-term investments	16,502	16,100
Other assets	9,410	8,157
Recoverable tax loss carryback and research tax credit	9,913	16,333
Deferred tax assets	6,320	—
Total assets	280,490	176,133

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	85,995	51,979
Accrued compensation	7,208	6,793
Other accrued expenses	35,655	31,832
Current portion of capitalized lease obligations	855	582
Deferred revenue and advances received from customers	1,420	1,065
Other liabilities	71	520
Total current liabilities	131,204	92,771

Long-term portion of capitalized lease obligations	425	314
Other long-term liabilities	6,267	1,753
Total long-term liabilities	6,692	2,067

Minority interests	—	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 498 780 shares issued at September 30, 2004 (15 342 789 at December 31, 2003)	15,343	15,499
Additional paid-in capital	136,460	137,016
Treasury stock (156 345 shares in treasury at September 30, 2004 and December 31, 2003)	(1,312)	(1,312)
Deferred compensation	(323)	—
Retained deficit	(9,326)	(67,592)
Accumulated other comprehensive income	1,752	(2,316)
Total shareholders’ equity	142,594	81,295
Total liabilities and shareholders’ equity	280,490	176,133

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2003	2004
	Euro	Euro
Cash flows from operating activities :
Net loss	(21,098)	(58,266)
Adjustments to reconcile net loss to net cash provided from operating activities :
Depreciation and amortization of property and equipment	11,503	12,503
Reversal of long term investment depreciation	—	(716)
Amortization of deferred stock-based compensation	367	350
Impairment of intangible assets	—	1,768
Minority interests	(38)	—
Goodwill revaluation	140	—
Deferred taxes	953	6,320
Net increase (decrease) in cash from working capital items	8,120	(14,215)
Net cash used by operating activities	(53)	(52,256)
Cash flows from investing activities :
Disposal of short-term investments	15,112	—
Acquisition of long term investments	(2,378)	(79)
Purchase of minority interest in Arguin	(253)	(1,768)
Purchases of property and equipment	(8,267)	(3,185)
Proceeds from sale of property and equipment	60	28
Proceeds from sale of long term investments	—	1,638
Net cash provided (used) by investing activities	4,274	(3,366)
Cash flows from financing activities :
Principal payments on capital lease obligations	(590)	(704)
Purchases of treasury stock	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants.	769	712
Net cash provided (used) by financing activities	(1,133)	8
Effect of exchange rate changes on cash and cash equivalents	(3,350)	(93)
Net decrease in cash and cash equivalents	(262)	(55,707)
Cash and cash equivalents, beginning of period	119,416	110,705
Cash and cash equivalents, end of period	119,154	54,998

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 28, 2004	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer